UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Revises Consolidated Financial Forecasts and Year-end Dividend Projection for the Year Ending March 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 24, 2013 in Kyoto, Japan

Nidec Revises Consolidated Financial Forecasts and

Year-end Dividend Projection for the Year Ending March 31, 2013

Nidec Corporation (NYSE: NJ) (the “Company”) today announced a downward revision to its U.S. GAAP-based consolidated full-year financial forecasts announced on October 24, 2012 and year-end dividend projection announced on April 24, 2012, for the year ending March 31, 2013.

1. Revised consolidated financial forecasts (U.S. GAAP) for the year ending March 31, 2013

From April 1, 2012 to March 31, 2013 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2013				(Reference) For the Year Ended March 31, 2012
	Previous Forecasts (Oct. 24, 2012)	Revised Forecast	Change
			Amount	Percent
Net sales	720,000	690,000	(30,000)	(4.2%)	682,320
Operating income	80,000	20,000	(60,000)	(75.0%)	73,070
Income from continuing operations before income taxes	71,000	12,500	(58,500)	(82.4%)	70,856
Net income attributable to Nidec Corporation	50,000	4,500	(45,500)	(91.0%)	40,731
Net income attributable to Nidec Corporation stockholders per share (basic)	370.45	33.37	-	-	296.25

Reasons for the revision

Since the middle of the fiscal third quarter ended December 31, 2012, the Company has experienced a drastic decline in demand for its core products, including those used in personal computers, digital still cameras, and LCD (Liquid Crystal Display) panel manufacturing equipment. Under the assumption that the weak demand environment would continue to affect the Company’s businesses through the fiscal fourth quarter, the Company initiated a structural reform to bolster its earnings strength and incurred   the resulting expenses in the fiscal third quarter. The Company is prepared to incur additional streamlining costs and associated adjustment expenses in the fiscal fourth quarter and now expects its sales and operating income for the fiscal year ending March 31, 2013 to significantly underperform its previous forecasts announced in October 2012.

The revised financial forecasts assume the exchange rates of 85 yen against the U.S. dollar and 115 yen against the euro. The assumed exchange rates of the yen against other currencies, including Asian currencies, have been determined in relation to the yen-dollar exchange rate.

2. Revised year-end dividend projection for the year ending March 31, 2013

Dividend per share (yen) for the year ended March 31, 2013

	Annual Dividend
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fourth Quarter-end	Full year
Previous Forecast (as of April 24, 2012)	-	45	-	50	95
Revised Forecast	-	-	-	35	80
Dividend Paid (for the year ending March 31, 2013)	-	45	-	-	-
Dividend Paid (for the year ended March 31, 2012)	-	45	-	45	90

Reasons for revision

Based on the stated revision to the Company’s consolidated financial forecasts for the year ending March 31, 2013, the Company has revised downward its year-end dividend projection for the year ending March 31, 2013 from 50 yen per share to 35 yen per share, making the projected aggregate annual dividend 80 yen per share.

-###-